September 17, 2012

Amrose Oil Company
3525 Sage Rd, Ste 1416
Houston, TX 77056

**RE: Resignation**

Dear Board of Directors:

Please be advised that I hereby resign as a director of Amrose Oil Company, Inc., a Nevada corporation (the "Company"), effective September 17, 2012. In conjunction with this resignation, please immediately cease from identifying me as a director of the Company in all press releases, SEC filings, and/or any other public statements regarding the Company.

Please be further advised that my resignation does not arise from any disagreement with the Company on any matter relating to the Company's operations, policies or practices.

Sincerely,

Justin B. Fowler

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